A.M. Castle & Co.

1420 Kensington Road, Suite 220

Oak Brook, Illinois 60523

May 6, 2016

VIA EDGAR

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	A.M. Castle & Co.
Registration Statement on Form S-3
File No. 333-210334

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, A.M. Castle & Co. (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-210334) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time), on Tuesday, May 10, 2016, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, the Company acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Dana Brown

May 6, 2016

Please call Karen A. Weber at (312) 558-8794 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Marec E. Edgar
Marec E. Edgar
Executive Vice President, General Counsel, Secretary & Chief Administrative Officer A.M. Castle & Co.

cc: Karen A. Weber